Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated August 13, 2019
Relating to Preliminary Prospectus Supplement dated August 12, 2019
Registration Statement No. 333-233222

WORKIVA INC.
1,287,038 Shares of Class A Common Stock
The following information relates only to the Class A common stock of the Issuer described below and should be read together with the preliminary prospectus supplement dated August 12, 2019 and the accompanying prospectus dated August 12, 2019, including the documents incorporated by reference therein. The following information supplements and updates the information contained in the preliminary prospectus supplement and accompanying prospectus.

Issuer:	Workiva Inc., a Delaware corporation

Ticker / Exchange:	WK / The New York Stock Exchange

Title of Securities:	Class A common stock, par value $0.001 per share, of the Issuer (“Class A Common Stock”)

Size:	$72,395,887.50 (or $83,252,137.50 if the underwriter exercises its option to purchase additional shares in full).

Shares Offered and Sold:	1,287,038 shares of Class A Common Stock (or 1,480,038 shares of Class A Common Stock if the underwriter exercises its option to purchase additional shares in full).

Last Reported Sale Price of Class A Common Stock on The New York Stock Exchange on August 13, 2019:	$57.04

Price to Public:	$56.25 per share

Pricing Date:	August 13, 2019

Trade Date:	August 14, 2019

Settlement Date:	August 16, 2019

CUSIP:	98139A105

Concurrent Convertible Note Offering:
Concurrently with this offering of Class A common stock, we are offering to persons reasonably believed to be qualified institutional buyers, in an offering exempt from registration under the Securities Act, $300,000,000 aggregate principal amount of our 1.125% Convertible Senior Notes due 2026 (the “notes”), or a total of $345,000,000 aggregate principal amount of notes if the initial purchasers in the concurrent Convertible Note Offering exercise in full their option to purchase additional notes. We cannot assure you that the concurrent Convertible Note Offering will be completed or, if completed, on what terms it will be completed. The offering of Class A common stock hereby is not contingent upon the consummation of the concurrent Convertible Note Offering, and the concurrent Convertible Note Offering is not contingent upon the consummation of the offering of Class A common stock hereby.

Use of Proceeds:
We will not receive any proceeds from the sale of shares of Class A common stock by the selling stockholders. We will, however, receive proceeds from any stock options exercised, which are exercisable for cash. We will use any proceeds received from the exercise of stock options for working capital and general corporate purposes.

We estimate that the net proceeds to us from the concurrent Convertible Note Offering, if completed, will be approximately $292.1 million (or approximately $336.0 million if the initial purchasers in the concurrent Convertible Note Offering exercise in full their option to purchase additional notes) after deducting the initial purchasers’ discounts and commissions and estimated offering expenses. We intend to use the net proceeds from the concurrent Convertible Note Offering for working capital and other general corporate purposes, as well as the acquisition of, or investment in, complementary products, technologies, assets, solutions, or businesses, although we have no commitments or agreements to enter into such transactions as of the date hereof.

Book-Running Manager:	Goldman Sachs & Co. LLC
The Issuer has filed a registration statement (including a prospectus dated August 12, 2019 and a preliminary prospectus supplement dated August 12, 2019) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting the SEC’s website at www.sec.gov. Copies of the prospectus and the preliminary prospectus supplement may be obtained by contacting: Goldman Sachs & Co. LLC at (866) 471-2526 (toll free).
Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.

2